UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*
_______________________

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Alan J. Sokol
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida, 33146
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

April 5, 2019
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,171 (1) (2) (See Item 4 and Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 941,171 (2) (See Item 4 and Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,171 (1)(2) (See Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (3)
14	TYPE OF REPORTING PERSON IN

______________

(1)
Includes 100,000 shares of restricted Class A common stock that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Effective Date”).

(2)
Includes (i) 366,171 shares of Class A common stock; and (ii) 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 5, 2019.  Does not include (i) 212,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, and (ii) 37,500 shares of Class A common stock issuable upon exercise of stock options that will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date, which options are being held in constructive trust by the Reporting Person until the vesting condition is satisfied, at which point such options shall be transferred as previously reported by Reporting Person.

(3)
Based on 19,674,784 shares of Issuer’s Class A common stock issued and outstanding, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2019.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 6

Item 1. Security and Issuer.
This Schedule 13D is being filed by the undersigned with respect to the shares of Class A common stock, $0.0001 par value per share (the “Class A common stock”) of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4000 Ponce de Leon Boulevard, Suite 650, Coral Gables, Florida, 33146.
Item 2. Identity and Background.
(a) This schedule 13D is being filed on behalf of Alan J. Sokol (the “Reporting Person”).
(b) The principal business address for the Reporting Person is 4000 Ponce de Leon Boulevard, Suite 650, Coral Gables, Florida, 33146.
(c) The Reporting Person is the Chief Executive Officer, President and a director on the Issuer’s board of directors (the “Board”).
(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
As a result of the Reporting Person being the Chief Executive Officer and President of the Issuer, the Issuer has issued to the Reporting Person restricted stock awards (“RSAs”) and options to purchase Class A common stock (“Options”) as part of his equity compensation for his service to the Issuer.
The information in Item 4 below is incorporated herein by reference.
Item 4. Purpose of Transaction.
Pursuant to that certain Amended and Restated Employment Agreement, dated as of October 26, 2016, by and between the Reporting Person and the Issuer (the “Employment Agreement”), the Reporting Person was granted shares of restricted Class A common stock and options to purchase shares of Class A common stock, which vested in equal annual installments on each of the first three anniversaries of April 5, 2016, such RSAs and Options in addition to the RSAs and Options granted to the Reporting Person on April 9, 2013 pursuant to the Employment Agreement. Additionally, it is currently expected that, consistent with the terms of the Employment Agreement and past practice, there may be future issuances of RSAs and Options to the Reporting Person. It is currently expected that employees, consultants and directors of the Issuer may receive future awards of RSAs and Options by the Issuer (as well as continue to vest into existing Options and RSA grants) consistent with past practice, and as Chief Executive Officer, President and member of the Board, the Reporting Person will evaluate any such issuances.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer, President and member of the Board, the Reporting Person reviews and evaluates potential transactions and the consideration used, which may include Class A common stock.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 6

Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
(a) and (b) The Reporting Person is the beneficial owner of 1,041,171 shares of Class A common stock representing approximately 5.1% of the Class A common stock, including (i) 466,171 shares of Class A common stock; and (ii) 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 5, 2019.  Percentage ownership is based on 19,674,784 shares of Issuer’s Class A common stock issued and outstanding as of April 11, 2019, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2019.
The Reporting Person has sole power to direct the voting of all of the shares of Class A common stock beneficially owned by him. The Reporting Person has sole power to direct the disposition of 941,171 shares of Class A common stock, which includes 366,171 shares of Class A common stock and 575,000 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of April 5, 2019. The Reporting Person does not have the power to direct the disposition of 100,000 shares of restricted Class A common stock, which will vest upon the fair market value of the Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following the Effective Date.
(c), (d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Indemnification Agreement

Issuer has entered into indemnification agreements with its directors, officers and key employees that may, in certain cases, be broader than the specific indemnification provisions contained in its amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements requires the Issuer, among other things, to indemnify such officers, directors and key employees against certain liabilities that may arise by reason of their status or service as directors, officers or key employees of the Issuer or of another entity at the request of the Issuer and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Employment Agreement

In addition, the Reporting Person is party to the Employment Agreement, pursuant to which the Reporting Person was granted the RSAs and Options on November 10, 2016 and a prior grant on April 9, 2013.

Award Agreements

The terms of the RSAs are set forth in the two Restricted Stock Award Agreements by and between the Reporting Person and the Issuer and are subject to the Amended and Restated 2013 Equity Incentive Plan (the “Plan”). In addition, the Reporting Person is party to two Nonqualified Stock Option Award Agreements with the Issuer pursuant to which the Reporting Person was granted stock options, all of which have vested (except 212,500 stock options which are subject to vesting), and are subject to the Plan.  Pursuant to the applicable award agreement, the Options and the RSAs vest in full upon the Reporting Person’s termination without Cause (as defined in the Employment Agreement), for Good Reason (as defined in the Employment Agreement) or by reason of the Reporting Person’s death or disability or the expiration of the Employment Agreement

The foregoing descriptions of the indemnification agreement, the Employment Agreement and the award agreements with the Reporting Person do not purport to be complete and are qualified in their entirety by reference

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 6

to the full text of such agreements, in the case of the indemnification agreement and the Employment Agreement, and the full text of the form of agreement, in the case of the award agreements, and the Plan, which are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

The following documents filed as exhibits are hereby incorporated by reference herein.

Exhibit No.          Description

1
Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement for its 2016 Annual Meeting of Stockholders filed with the SEC on May 16, 2016).

2
Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on March 15, 2013 (File No. 333-186210)).

3
Form of Executive Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.12 to the Issuer’s Annual Report on Form 10-K filed with the Commission on March 15, 2017 (File No. 001-35886)).

4
Form of Executive Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.13 to the Issuer’s Annual Report on Form 10-K filed with the Commission on March 15, 2017 (File No. 001-35886)).

5
Amended and Restated Employment Agreement, dated as of October 26, 2016, by and between Hemisphere Media Group, Inc. and Alan J. Sokol (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 28, 2016).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

By:	/s/ Alan J. Sokol
	Name:	Alan J. Sokol
	Title:	Chief Executive Officer, President and Director of the Issuer